UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 28, 2016

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

23 Hanover Square

Mayfair

London W1S 1JB, UK

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Set forth below is the text of a press release issued on December 28, 2016.

VivoPower International and Arowana Inc. Announce Completion of Business Combination

●	VivoPower Ordinary Shares to List on The Nasdaq Capital Market Under the Symbol “VVPR”

LONDON and SYDNEY, 28 December 2016 – VivoPower International PLC (“VivoPower” or the “Company”), a global next generation solar power company, and Arowana Inc. (Nasdaq: ARWA) (“ARWA”), today announced the closing of their business combination transaction.

Pursuant to the transaction, ARWA contributed approximately $16.8 million in cash to VivoPower in exchange for 6,088,200 newly issued VivoPower ordinary shares, which are to be distributed to holders of ARWA’s ordinary shares, rights and warrants as of 28 December 2016 (the “record date”). Holders of ARWA’s ordinary shares on the record date will receive one VivoPower ordinary share for each ARWA share, or 4,769,850 shares in the aggregate. Holders of ARWA’s rights on the record date will receive one-tenth of one VivoPower ordinary share for each right, or 878,900 shares in the aggregate. Holders of ARWA’s warrants on the record date will receive one-twentieth of one VivoPower ordinary share for each warrant, or 439,450 shares in the aggregate.

In connection with the transaction, VivoPower promptly will acquire approximately 80.1% of the outstanding shares of VivoPower Pty Ltd (“VivoPower Australia”) for a purchase price of 1,750,308 VivoPower ordinary shares. VivoPower Australia operates photovoltaic (“PV”) solar array projects in Australia. In addition, VivoPower will also promptly acquire all of the outstanding shares of Aevitas O Holdings Pty Ltd (“Aevitas Holdings”), which is a holding company that, promptly following its acquisition by VivoPower, will acquire 99.9% of the outstanding shares of Aevitas Group Limited (“Aevitas”), a provider of power services throughout Australasia, for a purchase price of $9.1 million. In addition to its own operations, Aevitas owns the 19.9% of VivoPower Australia’s outstanding shares not being acquired directly by VivoPower.

The contribution of cash by ARWA to VivoPower and the acquisitions by VivoPower of VivoPower Australia and Aevitas Holdings, and the issuances of VivoPower ordinary shares in connection therewith, are referred to collectively as the “Business Combination.”

Prior to the Business Combination, VivoPower was wholly owned by Arowana International Limited (“AWN”), a publicly traded company on the Australian Securities Exchange (“ASX”) that is an affiliate of certain officers, directors and shareholders of ARWA. Upon completion of the Business Combination, there will be 13,557,387 ordinary shares of VivoPower issued and outstanding, with AWN and entities affiliated with AWN owning a majority of such shares.

VivoPower’s ordinary shares are scheduled to commence trading on The Nasdaq Capital Market on or about 29 December 2016 under the symbol “VVPR.” ARWA’s securities will cease trading on The Nasdaq Capital Market as of 28 December 2016.

Dr. Philip Comberg, Chief Executive Officer of VivoPower, commented, “We are pleased to have completed the business combination transaction with Arowana Inc. and to introduce as a public company this innovative next generation solar company. The Nasdaq listing will provide VivoPower with a platform to accelerate the execution of its strategic plan in the coming months, which we believe will establish the Company as a leading global solar power company and generate positive results for our shareholders.”

Kevin Chin, Non-Executive Chairman of the Board of VivoPower and Chairman of the Board and Chief Executive Officer of ARWA, commented, “VivoPower’s innovative and capital efficient business model has the potential to deliver significant growth and maximize the performance and value of solar assets for its customers. In under two years, development and performance of the Company’s solar assets have exceeded expectations. We are excited by the Company’s strong momentum and large and growing global addressable market. We look forward to contributing to and participating in the rollout of the Company’s plan to acquire, build, finance and operate solar assets worldwide.”

Upon the closing of the Business Combination, ARWA has no further ongoing business operations and intends to dissolve and liquidate as soon as practicable and to deregister its ordinary shares, rights, warrants and units under Section 12(b), and suspend its periodic reporting obligations under Section 15(d), of the Securities Exchange Act of 1934, as amended.

Following the closing, VivoPower’s Board of Directors plans to promptly seek shareholder approval as required by U.K. law for the Company’s repurchase of up $10 million of VivoPower’s outstanding ordinary shares. Repurchased shares are expected to be held in treasury and used to seed a dual listing of VivoPower’s ordinary shares on the ASX and be available for reissuance under VivoPower’s proposed equity incentive plan. Such repurchases are expected to be funded with operating cash flow available to VivoPower. Share repurchases, if implemented, would occur from time to time as market and business conditions warrant in open market, negotiated or block transactions, and would be subject to the availability of shares at prices which are acceptable to the Company. Whether the Company makes any repurchases will depend on many factors, including, but not limited to, the receipt of shareholder approval, the availability of operating cash flow, VivoPower’s business and financial performance, the business and market conditions at the time, the price of the Company’s ordinary shares and other factors that management considers relevant. Accordingly, there is no guarantee as to the timing or number of shares that would be repurchased.

About VivoPower

VivoPower is a global next generation solar power company that operates a build, transfer and operate (“BTO”) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating small and medium sized PV solar projects underpinned by long term power purchasing agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the build out of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, manage power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication; the completion of each transaction comprising the Business Combination; the future financial performance of VivoPower following the Business Combination; plans to make future repurchases of VivoPower’s ordinary shares, including with respect to the source of funds for such repurchases; and the possible dual listing of VivoPower’s ordinary shares on the ASX. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Group Director of Finance

carlww@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 28, 2016	VivoPower International PLC

/s/ Philip Comberg
Philip Comberg Chief Executive Officer